EXHIBIT 99.1

Interim results for the period ended September 30, 2024

Highlights and subsequent events

  Final Investment Decision (“FID”) for MK II 3.5mtpa FLNG for delivery within 2027.
  Received reservation notice for FLNG Hilli under definitive agreements with Pan American Energy (“PAE”) for 20-year FLNG deployment in Argentina.
  Strong progress on FLNG commercial opportunities.
  Agreed commercial reset of pre-COD contract mechanisms with bp for FLNG Gimi (“the commercial reset”).
  FLNG Hilli maintains market-leading operational track record.
  Golar reports a Q3 2024 (“Q3” or “the quarter”) Net loss of $36 million, a Net profit of $54 million excluding $90 million of market adjusted non-cash items, and Adjusted EBITDA1 of $59 million.
  Adjusted EBITDA backlog1 of approximately $11 billion, including existing and redeployment charters for our existing FLNGs Hilli and Gimi, before commodity exposure.
  Issued $300 million five-year senior unsecured bond.
  Declared dividend of $0.25 per share for the quarter.

FLNG Hilli: Maintained market leading operational track record, generating $73 million of Q3 Distributable Adjusted EBITDA1, of which Golar’s share was $68 million. 122nd LNG cargo export in progress.

FLNG Gimi: Following the commercial reset reached in August 2024, Golar is now contractually entitled to receive daily payments for the period from January 10, 2024 until the Commercial Operations Date (“COD”). Under the new arrangements and based on the operator's latest timeline, Golar expects to receive approximately $220 million across 2024 and 2025 in pre-COD compensation inclusive of milestone bonuses, of which approximately $130 million will be invoiced in 2024. Of this, $78 million has been received in 2024 to date. This pre-COD compensation, net of $110 million of liquidated damages already paid to bp, will be deferred on the balance sheet.

Golar, bp and Kosmos Energy Ltd. agreed to use an LNG cargo to accelerate the commissioning schedule. In October 2024 the LNG carrier British Sponsor started to introduce gas to the FLNG Gimi. FLNG commissioning is now underway and will continue to utilize gas from the accelerated commissioning cargo until the bp FPSO is ready to send gas to the FLNG Gimi. Commissioning activity will then further ramp up.

Based on the latest project schedule, COD is expected within 1H 2025. COD will trigger the start of the 20-year Lease and Operate Agreement that unlocks the equivalent of around $3 billion of Adjusted EBITDA Backlog1 (Golar’s share) and recognition of contractual payments comprised of capital and operating elements in both the balance sheet and income statement.

The contemplated refinancing of the FLNG Gimi is progressing, targeting a new increased debt facility with a lower margin and improved amortization profile versus the current vessel debt facility and potentially releasing significant liquidity to Golar. Credit approvals are being received and detailed documentation has started. Execution of the facility will be subject to remaining credit approvals and finalizing documentation.

FLNG business development: In July 2024, Golar and PAE entered into definitive agreements for a 20-year FLNG deployment project in Argentina. The project will tap into the Vaca Muerta shale deposit in the Neuquén Basin, the world's second largest shale gas formation and is expected to commence LNG exports within 2027. The fully executed agreements include a Gas Sales Agreement from PAE for the supply of gas and an FLNG charter agreement with Golar. The definitive contracts are subject to satisfying defined conditions precedent, including an export license, environmental assessment and FID by PAE. Work on the conditions precedent is progressing with their satisfaction and FID expected within Q1 2025. PAE issued a reservation notice reserving the FLNG Hilli to the project in October 2024. This includes a reservation fee should the project not materialize, and ends Golar’s option to nominate an alternative FLNG to service the contract.

Hilli is expected to generate an annual Adjusted EBITDA1 of approximately $300 million, and a commodity-linked pricing element. Golar will also hold a 10% stake in recently established Southern Energy S.A., a dedicated joint venture with PAE, responsible for the purchase of domestic natural gas, operations, and sale and marketing of LNG volumes from Argentina. The management team of Southern Energy has been appointed and is now focused on securing the requisite regulatory and environmental approvals and working to attract additional Vaca Muerta gas resource owners to part-take in the project.

The FLNG Hilli project will initially utilize spare capacity in Argentina's existing pipeline network. Work to construct a dedicated pipeline connecting the FLNG terminal location directly to the Vaca Muerta shale formation is also being pursued. This could support a multi-FLNG vessel project in Argentina, including opportunities for our MKII FLNG(s).

We continue to make significant positive progress on our other FLNG commercial opportunities on the back of Golar’s position as the only proven provider of FLNG as a service, our market leading operational performance, our competitive construction cost advantage and the earliest available FLNG capacity globally. We are progressing commercial and technical work on FLNG projects in the Americas, West Africa, the Middle East and Southeast Asia. These commercial opportunities are at various stages of development. We target to secure a charter for our MKII FLNG within 2025. Once a charter is secured for the MKII FLNG under construction Golar will seek asset level debt financing for the unit, targeting ~4-6x contracted EBITDA.

In September 2024 Golar signed an Engineering, Procurement and Construction (“EPC”) agreement with CIMC Raffles (“CIMC”) for its first 3.5mtpa MK II FLNG. The MK II design uses the same topside equipment as its MKI FLNG predecessor but incorporates further efficiency and operability advances. Inclusive of the EPC contract, conversion vessel, yard supervision, spares, crew, training, contingencies, initial bunker supply and voyage related costs to deliver the FLNG to its operational site, the budget for the MK II FLNG conversion is estimated at US$ 2.2 billion. Of this, Golar has spent $0.4 billion as of September 30, 2024. The MK II FLNG is expected to be delivered in Q4 2027 and be the first available FLNG capacity globally.

As part of the EPC agreement, Golar has secured an option for a second MK II FLNG conversion slot at CIMC for delivery within 2028. In view of the tight global shipyard situation created by large shipping and FPSO orders, Golar sees availability of early yard slots at credible shipyards as a significant competitive and strategic advantage.

Other/Shipping: Operating revenues and costs under corporate and other items are comprised of two FSRU operate and maintain agreements in respect of the LNG Croatia and Italis LNG. The non-core shipping segment is comprised of the LNGC Golar Arctic, and Fuji LNG which is trading on a multi-month charter. Fuji LNG is expected to enter the CIMC yard at the end of her current charter in Q1 2025.

Macaw Energies has now delivered its first ISO containers to industrial customers with LNG produced from flare-to-gas at its field-testing location in Texas, US. We continue to optimize the unit to cater for fluctuating quality of the flare gas input.

Shares and dividends: As of September 30, 2024, 104.4 million shares are issued and outstanding. Golar’s Board of Directors approved a total Q3 2024 dividend of $0.25 per share to be paid on or around December 2, 2024. The record date will be November 25, 2024.

$74.1 million of the approved share buyback scheme of $150.0 million remains available.

Financial Summary

(in thousands of $)	Q3 2024	Q3 2023	% Change	YTD 2024	YTD 2023	% Change
Net (loss)/income	(35,969)	113,880	(132)%	65,756	28,221	133%
Net (loss)/income attributable to Golar LNG Ltd	(34,782)	92,462	(138)%	46,345	(13,946)	(432)%
Total operating revenues	64,807	67,252	(4)%	194,455	218,750	(11)%
Adjusted EBITDA [1]	59,029	74,559	(21)%	181,332	241,522	(25)%
Golar’s share of Contractual Debt [1]	1,465,334	1,171,848	25%	1,465,334	1,171,848	25%

Financial Review

Business Performance:

	2024		2023
(in thousands of $)	Jul-Sep	Apr-Jun	Jul-Sep
Net (loss)/income	(35,969)	35,230	113,880
Income taxes	208	140	(159)
Net (loss)/income before income taxes	(35,761)	35,370	113,721
Depreciation and amortization	13,628	13,780	12,473
Unrealized loss/(gain) on oil and gas derivative instruments	73,691	16,050	(33,908)
Interest income	(8,902)	(8,556)	(11,509)
Interest expense	—	—	135
Losses/(gains) on derivative instruments, net	14,955	(107)	(7,018)
Other financial items, net	470	54	(318)
Net losses from equity method investments	948	2,125	983
Adjusted EBITDA [1]	59,029	58,716	74,559

	2024
	Jul-Sep				Apr-Jun
(in thousands of $)	FLNG	Corporate and other	Shipping	Total	FLNG	Corporate and other	Shipping	Total
Total operating revenues	56,075	6,212	2,520	64,807	56,120	5,444	3,125	64,689
Vessel operating expenses	(20,947)	(7,403)	(3,373)	(31,723)	(22,765)	(5,056)	(3,453)	(31,274)
Voyage, charterhire & commission expenses	—	—	(888)	(888)	—	—	(1,711)	(1,711)
Administrative (expenses)/ income/	(568)	(6,498)	(7)	(7,073)	34	(5,882)	(4)	(5,852)
Project development expenses	(1,249)	(1,894)	—	(3,143)	(1,300)	(2,226)	—	(3,526)
Realized gain on oil and gas derivative instruments (2)	37,049	—	—	37,049	36,390	—	—	36,390
Adjusted EBITDA [1]	70,360	(9,583)	(1,748)	59,029	68,479	(7,720)	(2,043)	58,716

(2) The line item “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the Unaudited Consolidated Statements of Operations relates to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gain on oil and gas derivative instruments” and “Unrealized (loss)/gain on oil and gas derivative instruments”.

	2023
	Jul-Sep
(in thousands of $)	FLNG	Corporate and other	Shipping	Total
Total operating revenues	56,391	5,532	5,329	67,252
Vessel operating expenses	(17,726)	(4,813)	(2,048)	(24,587)
Voyage, charterhire & commission expenses	(150)	—	(540)	(690)
Administrative (expenses)/income	(354)	(8,021)	(22)	(8,397)
Project development income	(956)	(576)	29	(1,503)
Realized gain on oil and gas derivative instruments	42,484	—	—	42,484
Adjusted EBITDA [1]	79,689	(7,878)	2,748	74,559

Golar reports today a Q3 net loss of $36 million, before non-controlling interests, inclusive of $90 million of non-cash losses1, comprised of:

  TTF and Brent oil unrealized mark-to-market (“MTM”) losses of $74 million; and
  A $16 million MTM loss on interest rate swaps.

The Brent oil linked component of FLNG Hilli’s fees generates additional annual cash of approximately $3.1 million (Golar share equivalent to $2.7 million) for every dollar increase in Brent Crude prices between $60 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. During Q3, we recognized a total of $37 million of realized gains on FLNG Hilli's oil and gas derivative instruments comprised of a:

  $19 million realized gain on the Brent oil linked derivative instrument of which Golar has an effective 89.1% interest;
  $6 million realized gain in respect of fees for the TTF linked production of which Golar has an effective 89.4% interest; and
  $12 million realized gain on the hedged component of the quarter’s TTF linked fees of which 100% is attributable to Golar.

Further, we recognized a total of $74 million of non-cash losses in relation to FLNG Hilli’s oil and gas derivative assets, with corresponding changes in fair value in its constituent parts recognized on our unaudited consolidated statement of operations as follows:

  $60 million loss on the Brent oil linked derivative asset;
  $2 million loss on the TTF linked natural gas derivative asset; and
  $12 million loss on the economically hedged portion of the Q3 TTF linked FLNG  production.

Balance Sheet and Liquidity:

As of September 30, 2024, Total Golar Cash1 was $807 million, comprised of $732 million of cash and cash equivalents and $75 million of restricted cash.

On September 5, 2024 the Company priced $300 million of senior unsecured bonds in the Nordic bond market. Proceeds net of fees and $10 million of 2021 bonds rolled into the 2024 bond amounted to $284 million. The bonds will mature in September 2029 and bear interest at 7.75% per annum. Net proceeds from the bond issue will be applied towards MK II capital expenditure, refinancing of debt and general corporate purposes.

Inclusive of the new bonds, Golar’s share of Contractual Debt1 as of September 30, 2024 is $1,465 million. Deducting Total Golar Cash1 of $807 million from Golar’s share of Contractual Debt1 leaves a debt position net of Total Golar Cash of $658 million.

Following the MKII FLNG FID, $255 million of investments in related long-lead items and engineering services were reclassified from Other non-current assets to Assets under development. Assets under development now amounts to $2 billion, comprised of $1.7 billion in respect of FLNG Gimi and $0.3 billion in respect of MKII FLNG. The carrying value of LNG carrier Fuji LNG, currently included under Vessels and equipment, net will be transferred to Assets under development when the vessel enters the shipyard in early 2025. Of the $1.7 billion FLNG Gimi investment, $630 million was funded by the current $700 million debt facility ($615 million outstanding on September 30, 2024). Both the FLNG Gimi investment and outstanding Gimi debt are reported on a 100% basis. All capital expenditure in connection with 100% owned MK II FLNG is equity financed.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

This report also contains certain forward-looking non-GAAP measures for which we are unable to provide a reconciliation to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside of our control, such as oil and gas prices and exchange rates, as such items may be significant. Non-GAAP measures in respect of future events which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied to Golar’s unaudited consolidated financial statements.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures and financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations as at September 30, 2024 and for the nine months period ended September 30, 2024, from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net income/(loss)	+/- Income taxes
 + Depreciation and amortization
+/- Impairment of long-lived assets
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
		+/- Net loss/(income) from discontinued operations	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, depreciation, financing costs, tax items and discontinued operations.
Distributable Adjusted EBITDA	Net income/(loss)	+/- Income taxes
 + Depreciation and amortization
+/- Impairment of long-lived assets
 +/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
+/- Net loss/(income) from discontinued operations
- Amortization of deferred commissioning period revenue
- Amortization of Day 1 gains
- Accrued overproduction revenue
+ Overproduction revenue received
		- Accrued underutilization adjustment	Increases the comparability of our operational FLNG Hilli from period to period and against the performance of other companies by removing the non-distributable income of FLNG Hilli, project development costs, the operating costs of the Gandria (prior to her disposal) and FLNG Gimi.
Liquidity measures
Contractual debt [1]	Total debt (current and non-current), net of deferred finance charges	'+/-Variable Interest Entity (“VIE”) consolidation adjustments +/-Deferred finance charges	During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIE debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIE.

The measure enables investors and users of our financial statements to assess our liquidity, identify the split of our debt (current and non-current) based on our underlying contractual obligations and aid comparability with our competitors.
Adjusted net debt	Adjusted net debt based on
GAAP measures:
Total debt (current and
non-current), net of
deferred finance
charges
- Cash and cash
equivalents
- Restricted cash and
short-term deposits
(current and non-current)
- Other current assets (Receivable from TTF linked commodity swap derivatives)	Total debt (current and non-current), net of:
+Deferred finance charges
+Cash and cash equivalents
+Restricted cash and short-term deposits (current and non-current)
+/-VIE consolidation adjustments
		+Receivable from TTF linked commodity swap derivatives	The measure enables investors and users of our financial statements to assess our liquidity based on our underlying contractual obligations and aids comparability with our competitors.
Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits	We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIE.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

(1) Please refer to reconciliation below for Golar’s share of contractual debt

Adjusted EBITDA backlog: This is a non-U.S. GAAP financial measure and represents the 100% basis of estimated contracted fee income for executed contracts less forecast operating expenses for these contracts. Adjusted EBITDA backlog should not be considered as an alternative to net income/(loss) or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Non-cash losses: Non-cash losses comprise of impairment of long-lived assets, release of prior year contract underutilization liability, MTM movements on our TTF and Brent oil linked derivatives, listed equity securities and interest rate swaps which relate to the unrealized component of the gains/(losses) on oil and gas derivative instruments, unrealized MTM (losses)/gains on investment in listed equity securities and gains on derivative instruments, net, in our unaudited consolidated statement of operations.

Abbreviations used:

FLNG: Floating Liquefaction Natural Gas vessel
FSRU: Floating Storage Regasification Unit
MKII FLNG: Mark II FLNG
FPSO: Floating Production, Storage and Offloading unit

MMBtu: Million British Thermal Units
mtpa: Million Tons Per Annum

Reconciliations - Liquidity Measures

Total Golar Cash

(in thousands of $)	September 30, 2024	December 31, 2023	September 30, 2023
Cash and cash equivalents	732,062	679,225	727,133
Restricted cash and short-term deposits (current and non-current)	92,025	92,245	132,462
Less: VIE restricted cash and short-term deposits	(17,463)	(18,085)	(18,539)
Total Golar Cash	806,624	753,385	841,056

Contractual Debt and Adjusted Net Debt

(in thousands of $)	September 30, 2024	December 31, 2023	September 30, 2023
Total debt (current and non-current) net of deferred finance charges	1,422,399	1,216,730	1,177,612
VIE consolidation adjustments	233,964	202,219	191,480
Deferred finance charges	24,480	23,851	24,941
Total Contractual Debt	1,680,843	1,442,800	1,394,033
Less: Keppel’s and B&V’s share of the FLNG Hilli contractual debt	(30,884)	(32,610)	(33,185)
Less: Keppel’s share of the Gimi debt	(184,625)	(189,000)	(189,000)
Golar’s share of Contractual Debt	1,465,334	1,221,190	1,171,848
Less: Total Golar Cash	(806,625)	(753,385)	(841,056)
Less: Receivables from the remaining unwinding of TTF hedges	(12,360)	(57,020)	(49,439)
Golar’s Adjusted Net Debt	646,349	410,785	281,353

Please see Appendix A for a capital repayment profile for Golar’s Contractual Debt.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “if,” “subject to,” “believe,” “assuming,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include but are not limited to:

  our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) with BP Mauritania Investments Limited, a subsidiary of BP p.l.c (“bp”), entered into in connection with the Greater Tortue Ahmeyim Project (the “GTA Project”), including the commissioning and start-up of various project infrastructure such as the floating production, storage and offloading unit. Delays could result in incremental costs to both parties to the LOA, delay floating liquefaction natural gas vessel (“FLNG”) commissioning works and the start of operations for our FLNG Gimi (“FLNG Gimi”);
  our ability to meet our obligations under our commercial agreements, including the liquefaction tolling agreement (the “LTA”) entered into in connection with the FLNG Hilli (“FLNG Hilli”);
  ahead of a Final Investment Decision, our ability to meet our obligations with Pan American Energy (“PAE”) in connection with the recently signed agreement on FLNG deployment in Argentina, and their ability to meet their obligations with us;
  that an attractive deployment opportunity, or any of the opportunities under discussion for the Mark II FLNG (“MK II”), will be converted into a suitable contract. Failure to do this in a timely manner or at all could expose us to losses on our investment in the LNGC, long-lead items, engineering services and yard payments to date, as well as to termination fees. Assuming a satisfactory contract is secured, changes in project capital expenditures, foreign exchange and commodity price volatility could have a material impact on the expected magnitude and timing of our return on investment;
  changes in our ability to retrofit vessels as FLNGs;
  changes in our ability to obtain additional financing or refinance existing debts on acceptable terms or at all, including our ability to obtain remaining credit approvals and conclude documentation, both of which are precursors to closing the currently contemplated FLNG Gimi refinancing;
  failure of shipyards to comply with schedules, performance specifications or agreed prices;
  failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
  increased tax liabilities in the jurisdictions where we are currently operating or have previously operated;
  global economic trends, competition and geopolitical risks, including impacts from the 2024 U.S. presidential election, the length and severity of future pandemic outbreaks, inflation and the ongoing conflicts in Ukraine and the Middle East, potential for trade wars or conflict between the US and China, attacks on vessels in the Red Sea and the related sanctions and other measures, including the related impacts on the supply chain for our conversions or commissioning works, the operations of our charterers and customers, our global operations and our business in general;
  continuing volatility in the global financial markets, including but not limited to commodity prices, foreign exchange rates and interest rates;
  changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
  changes in the availability of vessels to purchase and in the time it takes to build new vessels or convert existing vessels and our ability to obtain financing on acceptable terms or at all;
  continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our future projects and other contracts to which we are a party;
  our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining equity method investments on a timely basis or at all;
  increases in operating costs as a result of inflation, including but not limited to salaries and wages, insurance, crew provisions, repairs and maintenance, spares and redeployment related modification costs;
  changes in our relationship with our equity method investments and the sustainability of any distributions they pay us;
  claims made or losses incurred in connection with our continuing obligations with regard to New Fortress Energy Inc. (“NFE”), Energos Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”) and Snam S.p.A. (“Snam”);
  the ability of Energos, CoolCo and Snam to meet their respective obligations to us, including indemnification obligations;
  changes to rules and regulations applicable to FLNGs or other parts of the natural gas and LNG supply chain;
  changes to rules on climate-related disclosures as required by U.S. Securities and Exchange Commission (the “Commission”), including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
  changes in the supply of or demand for LNG or LNG carried by sea for LNG carriers or FLNGs and the supply of natural gas or demand for LNG in Brazil;
  a material decline or prolonged weakness in tolling rates for FLNGs;
  actions taken by regulatory authorities that may prohibit the access of FLNGs to various ports; and
  other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2023, filed with the Commission on March 28, 2024 (the “2023 Annual Report”).

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the interim unaudited consolidated financial statements for the three and nine months ended September 30, 2024, which have been prepared in accordance with accounting principles generally accepted in the United States give a true and fair view of the Company’s unaudited consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the interim report for the three and nine months ended September 30, 2024, includes a fair review of important events that have occurred during the period and their impact on the interim unaudited consolidated financial statements, the principal risks and uncertainties and major related party transactions.

November 12, 2024
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda

Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

Tor Olav Trøim (Chairman of the Board)
Dan Rabun (Director)
Thorleif Egeli (Director)
Carl Steen (Director)
Niels Stolt-Nielsen (Director)
Lori Wheeler Naess (Director)
Georgina Sousa (Director)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Interim results for the period ended September 30, 2024 (https://ml-eu.globenewswire.com/Resource/Download/c53cc90b-db31-440a-815f-d85e93ddc00e)